SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Autonomous City of Buenos Aires, November 9, 2022

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Financial Statements as of 09/30/2022

Dear Sirs:

In order to comply with the requirements of Article No. 63, of the ByMA Listing Regulations, we inform you that the Board of Directors of YPF S.A. (the “Company”) at its meeting held on November 9, 2022, approved the condensed interim financial statements for the nine-month period ended September 30, 2022. Relevant information of such condensed consolidated interim financial statements of YPF S.A. follows:

1) Statement of net income (1) (in millions of pesos)

Attributable to shareholders of the Company	211,586
Attributable to minority interests	1,076

Total net income	212,662

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	424,240
Attributable to minority interests	5,505

Total other comprehensive income	429,745

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	635,826
Attributable to minority interests	6,581

Total comprehensive income	642,407

4) Detail of Shareholders’ equity as of 09/30/2022 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed Capital	3,929
Adjustment to contributions	6,095
Shares in treasury	4
Adjustment to shares in treasury	6
Stock compensation plan	134
Acquisition cost of treasury shares	(1,101)
Share trading premium	(146)
Issuance premiums	640

Total shareholders’ contributions	9,561

Legal reserve	2,007
Reserve for future dividends	—
Reserve for investments	—
Reserve for repurchase of own shares	—
Other comprehensive income	1,307,829
Retained earnings	155,378

Subtotal Shareholders’ equity	1,474,775

Minority interests	14,807

Total Shareholders’ equity	1,489,582

(1)	Amounts in accordance with IFRS

5) Shares owned by the parent group

As of September 30, 2022, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6) Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7) Controlling shareholder of the company

Federal Government—Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires

Yours faithfully,

Pablo Calderone Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 9, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer